UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market June | 2020

Azul and LATAM Airlines Brazil announce codeshare and frequent flyer agreements

Customers will be able to connect between Azul and LATAM’s domestic networks in Brazil, with the ability to earn points in the frequent flyer program of their choice

São Paulo, June 16, 2020 – Azul Brazilian Airlines and LATAM Airlines Brazil today announced a codeshare agreement to connect routes in their respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice.

The codeshare agreement will initially include 50 non-overlapping domestic routes to/from the cities of Brasilia (BSB), Belo Horizonte (CNF), Recife (REC), Porto-Alegre (POA), Campinas (VCP), Curitiba (CWB) and Sao Paulo (GRU), providing customers in Brazil with a vast array of new and more convenient connection opportunities. The codeshares will also facilitate a smoother travel experience between Azul and LATAM flights with shared ticketing, through check-in and through-baggage. Tickets will go on sale in the coming months.

“These agreements will provide unrivalled benefits for customers. With Azul’s highly connected network that serves many destinations in Brazil and LATAM’s hubs, our complementary fleet types and networks will offer customers the widest range of travel options. In addition, both airlines have a history and passion for customer service, and we look forward to showcasing this together,” said John Rodgerson, CEO of Azul.

“As a sign of LATAM’s long-term commitment to the Brazilian market, this codeshare agreement will provide customers with access to two of the leading air travel networks in the country. We understand that the COVID-19 crisis requires innovative responses to help kick-start the economies of the region and today’s announcement is part of our contribution to this effort. With Azul and LATAM’s shared customer service values and complementary route networks, we look forward to offering an industry leading experience to customers in Brazil,” said Jerome Cadier, CEO of LATAM Airlines Brazil.

Prior to the COVID-19 crisis, Azul and LATAM Airlines Brazil served a total of 137 destinations in Brazil, with 298 routes and 1,632 daily departures. In 2019, both airlines received recognition for their travel experience and on-time performance.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Notice to the Market June | 2020

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

For further information visit www.latam.com. For financial information: www.latamairlinesgroup.net.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 16, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer